Exhibit 99.1

Hydro One Limited Announces Voting Results from Annual Meeting of Shareholders

TORONTO, May 9, 2019 – Hydro One Limited (Hydro One) (TSX: H), in accordance with Toronto Stock Exchange requirements, announced the voting results from its Annual Meeting of Shareholders (AGM) held earlier today in Toronto, Ontario.

A total of 490,842,977 shares representing 82.35% of Hydro One’s issued and outstanding common shares were voted in connection with the meeting. Shareholders voted in favour of all items of business put forth at the meeting as follows:

Election of Directors:

Each of the 10 director nominees listed in the information circular for the 2019 AGM were elected as directors of Hydro One to serve until the next annual meeting of shareholders of the company or until their successors are elected or appointed:

Director	Votes For (percent)	Votes Withheld (percent)
Cherie L. Brant	99.94%	0.06%
Blair Cowper-Smith	99.81%	0.19%
Anne Giardini	99.95%	0.05%
David Hay	99.93%	0.07%
Timothy E. Hodgson	98.35%	1.65%
Jessica L. McDonald	99.83%	0.17%
Russel C. Roberston	99.83%	0.17%
William H. Sheffield	99.93%	0.07%
Melissa Sonberg	98.63%	1.37%
Thomas D. Woods	99.83%	0.17%

Appointment of External Auditors:

KPMG LLP was appointed as Hydro One’s external auditors for the ensuing year and the directors were authorized to fix their remuneration:

Votes For (percent)	Votes Withheld (percent)
99.96%	0.04%

About Hydro One Limited

We are Ontario’s largest electricity transmission and distribution provider with almost 1.4 million valued customers, almost C$25.5 billion in assets and 2018 annual revenues of almost C$6.2 billion. Our team of approximately 8,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2018, Hydro One invested almost $1.6 billion in its 30,000 circuit kilometres of high-voltage transmission and 123,000 circuit kilometres of primary distribution networks and injected approximately $1.3 billion into the economy by buying goods and services in Ontario. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. Through Hydro One Telecom Inc.’s extensive fibre optic network, we also provide advanced broadband telecommunications services on a wholesale basis. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

For More Information

For more information about everything Hydro One, please visit www.HydroOne.com where you can find additional information including links to securities filings, historical financial reports, and information about our governance practices, corporate social responsibility, customer solutions, and further information about our business.

For further information, please contact:

Investors:

Omar Javed

Vice President, Investor Relations

investor.relations@hydroone.com, 416-345-5943

Media:

Jay Armitage

Director, Corporate Communications

media.relations@hydroone.com, 416-345-6868